Filed Pursuant to Rule 433

Registration No. 333-222108-02

March 4, 2019

Pricing Term Sheet

Issuer:	Union Electric Company

Expected Ratings (Moody’s/S&P)*:	A2 / A

Trade Date:	March 4, 2019

Settlement Date:	March 6, 2019 (T+2)

Issue:	3.50% First Mortgage Bonds due 2029

Principal Amount:	$450,000,000

Coupon (Interest Rate):	3.50% per annum

Maturity Date:	March 15, 2029

Benchmark Treasury:	2.625% due February 15, 2029

Benchmark Treasury Price:	99-03

Benchmark Treasury Yield:	2.73%

Spread to Benchmark Treasury:	+78 basis points

Re-offer Yield:	3.51%

Offering Price (Issue Price):	99.915% of the principal amount

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2019

Optional Redemption:

Prior to December 15, 2028 (the “Par Call Date”), at any time at the greater of (1) 100% of the principal amount or (2) the sum of the present values of the remaining scheduled payments of principal and interest that would be payable on any First Mortgage Bonds to be redeemed if such First Mortgage Bonds matured on the Par Call Date discounted at the Adjusted Treasury Rate plus 15 basis points, in each case plus accrued and unpaid interest, and on or after the Par Call Date, at any time at 100% of the principal amount plus accrued and unpaid interest.

CUSIP / ISIN:	906548 CP5 / US906548CP55

Joint Book-Running Managers:	Barclays Capital Inc.
MUFG Securities Americas Inc.
RBC Capital Markets, LLC
TD Securities (USA) LLC
BNY Mellon Capital Markets, LLC

Co-Managers:	CastleOak Securities, L.P.
Mischler Financial Group, Inc.
R. Seelaus & Co., LLC

The term “Adjusted Treasury Rate” has the meaning ascribed to that term in the Issuer’s Preliminary Prospectus Supplement, dated March 4, 2019.

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating.  The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, MUFG Securities Americas Inc. toll-free at 1-877-649-6848, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or TD Securities (USA) LLC toll-free at 1-855-495-9846.